

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2023

David Chan
Executive President
Lanvin Group Holdings Ltd
3701-02, Tower S2, Bund Finance Center
600 Zhongshan Rd East No.2,
Shanghai, 200010, China

> **Re: Lanvin Group Holdings Ltd**
> **Registration Statement on Form F-1**
> **Filed January 6, 2023**
> **File No. 333-269150**

Dear David Chan:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1

Cover Page

1. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company's operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept

foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Liquidity and Capital Resources, page 102

2.   In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of your ordinary shares, expand your discussion of capital resources to address any changes in the company's liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company's ability to raise additional capital.

3.   Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company's common stock. Your discussion should highlight the fact that Fosun International Limited, a beneficial owner of approximately 65% of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use.

Compensation of Directors and Executive Officers, page 156

4.   Please update your compensation disclosure to reflect the fiscal year ended December 31, 2022.

General

5.   It is inappropriate for counsel to include in its opinion assumptions that are overly broad, that assume away the relevant issue or that assume any of the material facts underlying the opinion or any readily ascertainable facts. Please ask counsel to support the assumption in Section 2.3 of Exhibit 5.1 and assumptions (i) and (ii) in the last paragraph on page 2 of Exhibit 5.2. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Eranga Dias at 202-551-8107 or Evan Ewing at 202-551-5920 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing